Liberty All-Star Equity Fund

1290 Broadway

Suite 1100

Denver CO 80203

April 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jacob Sandoval

RE:

Liberty All-Star Equity Fund (the “Registrant” or “Fund”)

Investment Company Act File No. 811-04809

Dear Mr. Sandoval:

Set forth in the numbered paragraphs below are the comments from the staff of the Securities and Exchange Commission (“SEC”) provided on April 1, 2016 with respect to the Registrant’s Form N-CSR filed with the SEC on March 1, 2016 (the “N-CSR Filing”) and the Registrant’s definitive proxy statement filed with the SEC on July 6, 2015 (the “Proxy Filing” and together with the N-CSR Filing, the “Filings”), as well the Registrant’s response to each comment.

1.

Comment:  With respect to the Proxy Filing, please explain why a preliminary proxy statement was not filed pursuant to Rule 14a-6(a) in light of the inclusion of the shareholder proposal.

Response: The Registrant notes that the solicitation conducted with respect to the Proxy Filing was solely in connection with the election of directors and a security holder proposal included pursuant to Rule 14a-8. Therefore, pursuant to Rule 14a-6(a)(1) and (3), because the Proxy Filing only included such proposals, a preliminary proxy statement need not be filed.  Although Rule 14a-6 provides that the exclusion from filing preliminary proxy material does not apply if a registrant comments upon or refers to a solicitation in opposition in connection with a meeting in its proxy material, Note 3 to paragraph (a) under Rule 14a-6 states that (i) a solicitation in opposition includes any solicitation supporting a proposal that the registrant does not expressly support, other than a security holder proposal included in the registrant's proxy material pursuant to Rule 14a-8 and (ii) that the inclusion of a security holder proposal in the registrant’s proxy material pursuant to Rule 14a-8 does not constitute a “solicitation in opposition,” even if the registrant opposes the proposal and/or includes a statement in opposition to the proposal.  Accordingly, the Registrant was not required to file a preliminary proxy statement.

2.

Comment:  With respect to the Proxy Filing, please confirm supplementally that the Registrant has been granted an exemption from the requirements of Section 15(a) of the 1940 Investment Company Act (the “1940 Act”) and is complying with the terms of the Registrant’s exemptive order.

Response: The Registrant confirms that the Registrant has been granted an exemption from the requirements of Section 15(a) of the 1940 Act, Investment Company Act Rel. No. 27741 dated February 27, 2007 (Notice) and Investment Company Act Rel. No. 27769 dated March 27, 2007 (Order).  The Registrant hereby confirms that it is substantially in compliance with the conditions set forth in the Notice and Order. However, the Registrant will be enhancing its disclosure with respect to the following conditions:

Condition #1 – Under the Order, the Registrant’s periodic reports to shareholders are required to prominently disclose that ALPS Advisors, Inc., investment adviser to the Registrant, has ultimate responsibility (subject to oversight by the Board) to oversee the Portfolio Managers and to recommend their hiring, termination, and replacement. Although the Registrant believes that there is general disclosure in its shareholder reports that complies with the intent and purpose of this condition, the Registrant will enhance the disclosure in light of the staff’s comment.

Condition #7 – Under the Order, the Board of the Registrant, when approving a new Portfolio Management Agreement (PM Agreement), is required specifically to determine that entering into the new PM Agreement in advance of the next regular annual meeting of the shareholders of the Registrant and without prior shareholder approval is in furtherance of the multi-management methodology as applied to Registrant’s multi-managed assets and is in best interests of the Registrant and its shareholders. Although the Registrant believes the Board’s consideration and approval of any new PM Agreement under the Order complied with this condition, in light of the staff’s comments, the Registrant will reflect such consideration in any minutes of a meeting where the Board approved such new PM Agreement, as well as in the applicable Board considerations included within the next available annual or semi-annual report.

3.

Comment:  With respect to the Form N-CSR Filing, please confirm whether the Registrant has executed any securities transactions pursuant to Rule 17a-7 of the 1940 Act which it would have been required to report. If there were any such transactions, please disclose going forward in the Notes to Financial Statements.

Response: The Registrant hereby confirms that during the period covered by the N-CSR Filing, the Registrant did not engage in any securities transactions pursuant to Rule 17a-7 of the 1940 Act.  If the Registrant engages in any securities transactions pursuant to Rule 17a-7 going forward, it will disclose such transactions in its financial reports.

4.

Comment:  With respect to the Form N-CSR Filing, please confirm the Registrant has included the statement required by Instruction 4(f) of Item 24 of Form N-2.

Response: The Registrant did not include such statement in the N-CSR Filing. However, the Registrant will include such statement going forward.

5.

Comment:  With respect to the Form N-CSR Filing, please confirm the Registrant disclosed the voting results from the Fund’s August 27, 2015 shareholder meeting as required under Rule 30e-1 of the 1940 Act.

Response: The Registrant disclosed the voting results of the August 27, 2015 shareholder meeting in the Registrant’s September 30, 2015 quarterly shareholder report, which was filed with the SEC under Form N-30B-2 on November 11, 2015 since that was the next available shareholder report that covered the period during which the shareholder meeting occurred. In light of the staff’s comment, going forward the Registrant will disclose any shareholder meeting results in the next available quarterly and semi-annual report that covered the period during which any matter was submitted for a shareholder vote.

The Registrant acknowledges that in connection with the comments made by the staff of the SEC:  (i) the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant is solely responsible for the adequacy and accuracy of such disclosure; (ii) it does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and (iii) the

Registrant may not assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the SEC or any person.

If you require any additional information concerning this or any other filing of the Registrant, please contact me at (720) 917-0711.

Regards,

/s/ Alex J. Marks

Alex J. Marks

Secretary

cc:

William Parmentier

Mark Haley

Kimberly Storms

Andrew Meloni

Erin Nelson

Abigail Murray